UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-12951

CUSIP NUMBER
118440106

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D
	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: April 29, 2006

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:                                  ___________

PART I
REGISTRANT INFORMATION

Full Name of Registrant:  THE BUCKLE, INC.

Former Name if Applicable:

Address of principal executive office (Street and Number):

City, state and zip code:
2407 West 24th Street
Kearney, Nebraska 68845-4915

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2006, on a timely basis. The Form 10-Q, which was due to filed with the Securities and Exchange Commission on June 8, 2006, will be filed by June 13, 2006.

As discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended January 28, 2006, subsequent to the issuance of its fiscal 2004 financial statements and during the completion of its fiscal 2005 year-end control procedures relating to the accounting for and disclosure of cash and cash equivalents, management discovered an error related to the prior presentation of investments in auction rate securities on the balance sheet and in the statement of cash flows. Auction rate securities are highly liquid investments that are reset through a “dutch auction” process that occurs every 7 to 49 days, depending on the terms of the individual security. The correction of the error represented a decrease in cash and cash equivalents and an increase in short term investments on the balance sheet and an adjustment to cash flow from investing activities in the statement of cash flows. The correction had no impact on the statements of income or statements of stockholders’ equity. In conjunction with filing the Form 10-K, the Company restated its balance sheet as of January 29, 2005 and statements of cash flows for the fiscal years ended January 29, 2005 and January 31, 2004. The company plans to restate its statements of cash flows for each of the quarterly periods in the fiscal year ended January 28, 2005 prospectively as it files its Quarterly Reports on Form 10-Q during fiscal 2006.

In conjunction with the preparation of its Quarterly Report on Form 10-Q, for the fiscal quarter ended April 29, 2006, management discovered that additional adjustments might be necessary to the classification on the balance sheet and in the statement of cash flows to reflect additional errors in the classification of certain investments as auction rate securities. The Company is in the process of assessing the impact of these errors and fully expects that the Form 10-Q for the fiscal quarter ended April 29, 2006 will be filed by June 13, 2006 without unreasonable effort and expense to the Company.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
Karen B. Rhoads 308-236-8491

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). YES [X] NO [   ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES [   ] NO [X]

THE BUCKLE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 8, 2006
By:	/s/ KAREN B. RHOADS
Name: Karen B. Rhoads
Title: Vice President of Finance,
Treasurer and Chief Financial Officer